UNITED STATES
              SECURITIES AND EXCHANGE COMMISSION
                    Washington, D.C.  20549

                         FORM N-17f-2

      Certificate of Accounting of Securities and Similar
                 Investments in the Custody of
                Management Investment Companies

           Pursuant to rule 17f-2 (17 CFR 270.17f-2)

1. Investment Company Act File Number:          Date examination completed:

   811-07941                                    February 11, 2000

2. State identification Number:
        AL      AK      AZ      AR      CA      CO
        CT      DE      DC      FL      GA      HI
        ID      IL      IN      IA      KS      KY
        LA      ME      MD      MA      MI      MN
        MS      MO      MT      NE      NV      NH
        NJ      NM      NY      NC      ND      OH
        OK      OR      PA      RI      SC      SD
        TN      TX      UT      VT      VA      WA
        WV      WI      WY      PUERTO RICO
        Other (specify):

3. Exact name of investment company as specified in registration statement:
   Merrimac Master Portfolio

4. Address of principal executive office (number, street, city, state, zip code):
   P. O. Box 501, Cardinal Avenue, George Town, Grand Cayman, Cayman Islands,
   BWI

INSTRUCTIONS

This Form must be completed by investment companies that have custody of securities or similar investments.

Investment Company

1. All items must be completed by the investment company.

2. Give this Form to the independent public accountant who, in compliance with Rule 17f-2 under the Act and applicable state law, examines securities and similar investments in the custody of the investment company.

Accountant

3. Submit this Form to the Securities and Exchange Commission and appropriate state securities administrators when filing the certificate of accounting required by Rule 17f-2 under the Act and applicable state law. File the original and one copy with the Securities and Exchange Commission's principal office in Washington, D.C., one copy with the regional office for the region in which the investment company's principal business operations are conducted, and one copy with the appropriate state administrator(s), if applicable.

         THIS FORM MUST BE GIVEN TO YOUR INDEPENDENT PUBLIC ACCOUNTANT

Management Statement Regarding Compliance with
Certain Provisions of the Investment Company Act of 1940
--------------------------------------------------------




We, as members of management of the Merrimac Cash Portfolio, the Merrimac Treasury Portfolio, the Merrimac Treasury Plus Portfolio, and the Merrimac U.S. Government Portfolio, the four series comprising the Merrimac Master Portfolio (collectively, the "Merrimac Master Portfolio"), are responsible for complying with the requirements of subsections (b) and (c) of rule 17f-2, "Custody of Investments by Registered Management Investment Companies," of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal control over compliance with those requirements. We have performed an evaluation of the Merrimac Master Portfolio's compliance with the requirements of subsection (b) and (c) of Rule 17f-2 as of December 3, 1999.

Based on this evaluation, we assert that the Merrimac Master Portfolio was in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of December 3,1999, and for the period from July 23, 1999, through December 3, 1999, with respect to securities and similar investments reflected in the investment accounts of the Merrimac Master Portfolio.




                                        By:/S/Paul Jasinski
                                           --------------------------
                                           Paul Jasinski
                                           President, Chief Financial
                                           Officer, and Treasurer




                                           /S/Susan C. Mosher
                                           --------------------------
                                           Susan C. Mosher
                                           Secretary

             REPORT OF ERNST & YOUNG LLP, INDEPENDENT ACCOUNTANTS


To the Board of Directors of
Merrimac Master Portfolio



We have examined management's assertion, included in the accompanying "Report of Management on Compliance with Rules 17f-1 and -2 of the Investment Company Act of 1940, that the Merrimac Cash Portfolio, the Merrimac Treasury Portfolio, the Merrimac Treasury Plus Portfolio and the Merrimac U.S. Government Portfolio, the four series comprising the Merrimac Master Portfolio (collectively the "Merrimac Master Portfolio") complied with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 ("the Act") as of December 3, 1999 with respect to securities and similar investments reflected in the investment accounts of the Merrimac Master
Portfolio. Management is responsible for the Merrimac Master Portfolio's compliance with those requirements. Our responsibility is to express an opinion on the Merrimac Master Portfolio's compliance based on our examination.

Our examination was made in accordance with attestation standards established by the American Institute of Certified Public Accountants and accordingly, included examining, on a test basis, evidence about the Merrimac Master Portfolio's compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of December 3, 1999, and with respect to agreement of security and similar investments purchases and sales, for the period from July 23, 1999 (the date of last examination) through December 3, 1999.

o Confirmation of all securities and similar investments held by institutions in book entry form at the Depository Trust Corporation and the Federal Reserve Bank of Boston;

o Reconciliation of confirmation results as to all such securities and investments to the books and records of the Merrimac Master Portfolio and Investors Bank & Trust Company; o Confirmation of all repurchase agreements with brokers/banks and agreement of underlying collateral with the Investors Bank & Trust Company's records; and

o Agreement of 5 security and/or investment purchases and 5 security and/or investment sales or maturities since our last examination from the books and records of the Merrimac Master Portfolio to broker confirmations.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Merrimac Master Portfolio's compliance with specified requirements.

In our opinion, the Merrimac Master Portfolio complied, in all material respects, with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of December 3, 1999 with respect to securities and similar investments reflected in the investment accounts of the Merrimac Master Portfolio.

This report is intended solely for the information and use of the board of directors and management of the Merrimac Master Portfolio and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.



                                                ERNST & YOUNG LLP


February 11, 2000